               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                           FORM U-6B-2

                   CERTIFICATE OF NOTIFICATION

          Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility
Holding Company Act of 1935.

Certificate is filed by AEP Resources Engineering & Services
Company (prior to 3/7/97 known as AEP Energy Services, Inc.), AEP
Energy Services, Inc. (prior to 3/7/97 known as AEP Energy
Solutions, Inc.), AEP Resources, Inc. and AEP Resources
International, LTD.


          This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of
Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.   Type of security or securities.

          Unsecured short-term bank loans.

2.   Issue, renewal or guaranty.

          Issuance and renewals.

3.   Principal amount of each security.

          See Exhibit 1.

4.   Rate of interest per annum of each security:

          See Exhibit 1.

5.   Date of issue, renewal or guaranty of each security.

          See Exhibit 1.

6.   If renewal of security, give date of original issue.

          See Exhibit 1.

7.   Date of maturity of each security.

          See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

          AEP Resources Engineering & Services Company
          (prior to 3/7/97 known as AEP Energy Services, Inc.)
                    First Union Bank of North Carolina
                    Key Bank (formerly known as Society National
                         Bank, Cleveland)

          AEP Energy Services, Inc. (prior to 3/7/97 known as AEP
          Energy Solutions, Inc.)
                    Key Bank
                    Huntington National Bank

          AEP Resources, Inc.
                    First Union Bank of North Carolina
                    Key Bank (formerly known as Society National
                          Bank, Cleveland)
                    Huntington National Bank

          AEP Resources International, Ltd.
                    Key Bank (formerly known as Society National
                          Bank, Cleveland)

9.   Collateral given with each security.

          None.

10.  Consideration received for each security.

          See Exhibit 1.

11.  Application of proceeds of each security.

          The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a)  the provisions contained in the first sentence of
               Section 6(b).

          (b)  the provisions contained in the fourth sentence of
               Section 6(b).

          (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                              AEP RESOURCES ENGINEERING & SERVICES
                              COMPANY (formerly known as AEP
                              Energy Services, Inc.)
                              AEP ENERGY SERVICES, INC. (formerly
                              known as AEP Energy Solutions, Inc.)
                              AEP RESOURCES, INC.
                              AEP RESOURCES INTERNATIONAL, LDT.


                                    /s/ A. A. Pena
                                     A. A. Pena, Treasurer
Dated:  April 8, 1997

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        1
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                           AEP RESOURCES ENGINEERING & SERVICES COMPANY
                                                     (Prior to 3/7/97 known as
                                                      AEP ENERGY SERVICES, INC)

                                                      QUARTER ENDED 03/31/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/03/97     01/22/97       19      5.6500            700,000.00             2,087.36           702,087.36
                    01/22/97     02/06/97       15      5.5800            800,000.00             1,860.00           801,860.00
                    01/27/97     02/06/97       10      5.5200            525,000.00               805.00           525,805.00
                    02/05/97     02/19/97       14      5.5200            200,000.00               429.33           200,429.33
                    02/06/97     02/19/97       13      5.5200          1,350,000.00             2,691.00         1,352,691.00
                    02/19/97     02/27/97        8      5.5200          1,550,000.00             1,901.33         1,551,901.33
                    02/27/97     03/07/97        8      5.5800          1,350,000.00             1,674.00         1,351,674.00
                    03/07/97     03/19/97       12      5.5800          1,200,000.00             2,232.00         1,202,232.00
                    03/11/97     03/19/97        8      5.5424            100,000.00               123.16           100,123.16
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL       7,775,000.00            13,803.18         7,788,803.18
                                                                    ----------------     ----------------     ----------------
               AEP RESOURCES ENGINEERING & SERVICES COMPANY TOTAL       7,775,000.00            13,803.18         7,788,803.18
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   11.89
     WEIGHTED AVERAGE RATE    5.5578
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        2
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SERVICES, INC.
                                       (Prior to 3/7/97 known as AEP Energy Solutions, Inc.)

                                                      QUARTER ENDED 03/31/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             03/27/97     04/16/97       20      5.7792          4,375,000.00            14,046.67         4,389,046.67
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL       4,375,000.00            14,046.67         4,389,046.67
                                                                    ----------------     ----------------     ----------------
                                  AEP ENERGY SERVICES, INC. TOTAL       4,375,000.00            14,046.67         4,389,046.67
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   20.00
     WEIGHTED AVERAGE RATE    5.7792
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        3
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SOLUTIONS, INC.
                                         (After 3/7/97 known as AEP Energy Services, Inc.)

                                                      QUARTER ENDED 03/31/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             02/28/97     03/07/97        7      5.5800          2,900,000.00             3,146.50         2,903,146.50
                    03/07/97     03/19/97       12      5.5200          2,900,000.00             5,336.00         2,905,336.00
                    03/10/97     03/19/97        9      5.5500          1,100,000.00             1,526.25         1,101,526.25
                    03/19/97     03/26/97        7      5.7700          4,000,000.00             4,487.78         4,004,487.78
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      10,900,000.00            14,496.53        10,914,496.53
                                                                    ----------------     ----------------     ----------------
                                  AEP ENERGY SERVICES, INC. TOTAL      10,900,000.00            14,496.53        10,914,496.53
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS    8.75
     WEIGHTED AVERAGE RATE    5.6307
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        4
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                 AEP RESOURCES INTERNATIONAL, LTD.

                                                      QUARTER ENDED 03/31/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/06/97     01/22/97       16      5.6100          4,600,000.00            11,469.33         4,611,469.33
                    01/10/97     01/22/97       12      5.4900            200,000.00               366.00           200,366.00
                    01/22/97     02/06/97       15      5.5800          4,800,000.00            11,160.00         4,811,160.00
                    02/04/97     02/06/97        2      5.4600            250,000.00                75.83           250,075.83
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL       9,850,000.00            23,071.16         9,873,071.16
                                                                    ----------------     ----------------     ----------------
                          AEP RESOURCES INTERNATIONAL, LTD. TOTAL       9,850,000.00            23,071.16         9,873,071.16
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   11.25
     WEIGHTED AVERAGE RATE    5.5891
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        5
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                        AEP RESOURCES, INC.

                                                      QUARTER ENDED 03/31/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             01/06/97     01/22/97       16      5.6100          2,200,000.00             5,485.33         2,205,485.33
                    01/10/97     01/22/97       12      5.4900            200,000.00               366.00           200,366.00
                    01/22/97     02/06/97       15      5.5800          2,400,000.00             5,580.00         2,405,580.00
                    02/06/97     02/19/97       13      5.4424          8,400,000.00            16,508.61         8,416,508.61
                    02/12/97     02/19/97        7      5.5424            300,000.00               323.31           300,323.31
                    02/19/97     02/27/97        8      5.4624          8,800,000.00            10,682.03         8,810,682.03
                    02/26/97     03/07/97        9      5.5700          1,300,000.00             1,810.25         1,301,810.25
                    02/27/97     03/07/97        8      5.4400          8,800,000.00            10,638.22         8,810,638.22
                    03/03/97     04/10/97       38      5.6300          5,500,000.00            32,685.28         5,532,685.28
                    03/07/97     03/19/97       12      5.4400         10,650,000.00            19,312.00        10,669,312.00
                    03/12/97     03/31/97       19      5.5258          5,500,000.00            16,040.17         5,516,040.17
                    03/19/97     03/26/97        7      5.5891         10,650,000.00            11,574.09        10,661,574.09
                    03/26/97     04/10/97       15      5.7159         11,275,000.00            26,852.82        11,301,852.82
                    03/31/97     04/04/97        4      6.0200          5,600,000.00             3,745.78         5,603,745.78
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      81,575,000.00           161,603.89        81,736,603.89
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL      81,575,000.00           161,603.89        81,736,603.89
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   13.07
     WEIGHTED AVERAGE RATE    5.5699